July 15, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Steakholder Foods Ltd.
Registration Statement on Form F-1, as amended (File No. 333-288621) – Withdrawal of Acceleration Request

Ladies and Gentlemen:

On July 14, 2025, the undersigned, as placement agent of the proposed best efforts public offering of Steakholder Foods Ltd. (the “Company”), joined the Company’s request for acceleration of the effective date of the above referenced Registration Statement, requesting effectiveness for 5:15 p.m., Eastern Time, on July 14, 2025, or as soon thereafter as is practicable, which was subsequently changed through verbal instructions to 9:00 a.m., Eastern Time, on July 15, 2025, or as soon thereafter as is practicable.

The Company is no longer requesting that such Registration Statement be declared effective at such time, and we hereby formally, and with immediate effect, withdraw our request for acceleration of the effective date.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Edward D. Silvera
	Name:	Edward D. Silvera
	Title:	Chief Operating Officer

430 Park Avenue  |  New York, New York 10022  |  212.356.0500  |  www.hcwco.com

Member: FINRA/SIPC